Exhibit 21.1

Subsidiaries of BlackRock TCP Capital Corp.

Name	Jurisdiction
Special Value Continuation Partners LLC	Delaware
TCPC Funding I, LLC	Delaware
TCPC Funding II, LLC	Delaware
TCPC SBIC, LP	Delaware

BCIC Merger Sub, LLC	Delaware